

July 3, 2014

Via E-mail
Mr. James E. Lynch, Jr.
Chief Executive Officer
FreeButton, Inc.
7040 Avenida Encinas, Suite 104-159
Carlsbad, CA 92011

> **Re: FreeButton, Inc.**
> **Form 8-K**
> **Filed May 27, 2014**
> **File No. 0-54009**

Dear Mr. Lynch:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed May 27, 2014

1.   We note that, following the exchange of 21,000,000 shares of FreeButton's common stock for all of A1 Vapor's outstanding common stock on May 23, 2014, the former shareholders of A1 Vapors control 62% of the combined company's stock. In this regard, it appears to us that this transaction constitutes a reverse acquisition, that would also trigger the disclosure requirements of Items 2.01, 5.01, 5.06 and 9.01 of Form 8-K, as well as information, including financial information, that would be required in a registration statement on Form 10 for A1 Vapors upon consummation of the transaction. See Section II.D.3 of SEC Release No. 333-8587. Please amend your Form 8-K accordingly to provide all such disclosures and information or tell us why the transaction would not qualify as a reverse acquisition for purposes of the disclosure requirements of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief